Exhibit 99.1

For immediate release:
PreMD Reports Third Quarter Results

Quarter Highlights: PREVU* LT cleared for sale in Canada and CE-marked in Europe

Toronto, Ontario (November 8, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced results for the third quarter of fiscal 2006 ended September 30, 2006 (Q3 2006).

Recent Highlights
•	Announced that on December 28th PreMD will reacquire the rights to PREVU* from McNeil Consumer Healthcare - transition currently in process;
•	Received clearance from the U.S. Food and Drug Administration (FDA) for the new cordless color PREVU* reader, enhancing the market appeal of PREVU* POC;
•
PREVU* LT, the lab-processed format of the PREVU* technology was cleared for sale in Canada and Conformité Européene (CE)-marked in Europe. PREVU* LT has been developed for use within the life insurance industry and diagnostic laboratories;

•	Completed PREPARE study which evaluated PREVU* LT within the life insurance industry. Subsequent to Q3 2006, submitted a 510(k) application to the FDA.

The consolidated net loss for Q3 2006 was $1,120,000 or $0.05 per share compared with a loss of $1,444,000 or $0.07 per share for the quarter ended September 30, 2005 (Q3 2005), a decrease of $324,000. For the nine months ended September 30, 2006, the net loss was $5,609,000, or $0.26 per share, compared with $4,201,000, or $0.20 per share for the nine months ended September 30, 2005. The year to date increase was primarily due to increased research and development expenses related to the acceleration of clinical trials in the first six months of 2006 and to interest and imputed interest expenses on convertible debentures issued on August 30, 2005. The Company reduced research and development expenses to historical levels in Q3 and expects to maintain this level for the balance of fiscal 2006, and with further reductions expected in 2007 as several additional clinical trials are completed. Cash used to fund operating activities during Q3 2006 amounted to $1,608,000 compared with $1,180,000 in Q3 2005; the increase in cash usage resulting from payment of Q2 accounts payable associated with clinical trials.

Total product related sales to McNeil Consumer Healthcare (“McNeil”) were $1,000 for Q3 2006 compared with $40,000 for Q3 2005. McNeil continues to use inventory purchased in 2005 for sales and marketing proposals to potential customers and has purchased only a small quantity of new products in 2006. License revenue was $577,000 for Q3 2006, compared to $80,000 for Q3 2005, reflecting milestone payments earned during the recent quarter.

PreMD Reports Third Quarter Results	1

 “This quarter consisted of both challenges and exciting opportunities,” said Dr. Brent Norton, President and Chief Executive Officer. “The decision by McNeil Consumer Healthcare to terminate our marketing partnership provides us with an opportunity to more fully realize the potential of the PREVU* product line while availing ourselves of the initial value McNeil has built. Transition plans are underway and we are developing our longer term marketing strategy surrounding PREVU*. In the near term, we are continuing to build on the momentum that has been generated with market segments such as in-store pharmacies and retail health clinics.”

Dr. Norton continued, “the clearance of our second skin sterol test in Canada and Europe marks a significant milestone for the company. We have also recently filed for approval of PREVU* LT in the U.S. and believe this product, geared toward the life insurance industry, has much potential. Furthermore, due to our existing relationships with life insurers, we are well positioned for the commercial launch of this product.”

Shortly after the close of the quarter, PreMD announced legal action surrounding certain intellectual property involving part of PreMD’s cancer products, which include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD is committed to protecting its intellectual property and will defend its position vigorously.

Outlook
“We are working closely with McNeil and the transfer of information is orderly and cooperative. Key contacts and programs are being turned over to us and we are managing the marketing of PREVU* while we evaluate our longer term commercialization plans,” said Dr. Norton. “In addition, on the oncology side of our business, we anticipate several near term data events that have the potential to further validate our technology and increase the value of our oncology product line. While we continue to make progress against our objectives, due to the termination by McNeil future anticipated milestone payments will not be forthcoming. Thus, our target date of reaching break-even will shift to 2007.”

PreMD’s near-term objectives include:
•	Obtain U.S. FDA regulatory clearance for use in life insurance screening for PREVU* LT, based on the PREPARE clinical trial;
•	Evaluate the opportunity of working with companies such as Medivon, LLC (“Medivon”) to distribute PREVU* POC as part of risk assessment programs to the retail pharmacy market;
•	Continue to supply product and support customers and programs developed by McNeil in Canada, the U.S. and Europe;
•	Negotiate partnership agreements with one or more companies to market PREVU* in various market segments;
•	File 510(k) with U.S. FDA to obtain broader regulatory claim for PREVU* in the U.S. based on the PASA clinical trial;
•	Complete analysis of new LungAlert™ data and expand participation in I-ELCAP to additional sites; and
•	Complete pivotal study for the breast cancer test at the University of Louisville.

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PREVU* Commercialization Update
Although the agreement with McNeil will terminate on December 28, 2006, they continue to advance initiatives in targeted segments of the risk assessment market as well as the life insurance industry:
•
McNeil showcased the new handheld cordless PREVU* POC reader to cardiologists and other medical professionals at the World Congress of Cardiology 2006, an event organized by the European Society of Cardiology and the World Heart Federation, held in Barcelona, Spain in September.

•	The initial pilot programs with Costco in Florida are being extended to additional stores in the fourth quarter.
•
McNeil has a sales broker contract with Medivon, LLC (“Medivon”), a Florida-based healthcare company that provides heart disease risk assessment programs and PreMD is evaluating the opportunity of working directly with Medivon to market screening programs in retail pharmacies in the U.S.

•
In the life insurance market, PreMD and McNeil presented PREVU* LT at the Association of Home Office Underwriters (AHOU) Conference in Las Vegas and management of PreMD is working on a business model to market PREVU* directly to the insurance industry.

Financial Review
During Q3 2006, the Company focused on completing some key clinical trials, including the PASA trial to support additional claims for PREVU* Point of Care (POC) Skin Sterol Test, and the PREPARE trial for use of PREVU* LT in the life insurance industry. As a result, research and development expenditures for Q3 2006 decreased by $20,000 to $841,000 from $861,000 in Q3 2005. The variance for the quarter reflects:
•
an increase of $96,000 in spending on clinical trials for skin cholesterol, particularly related to the PREPARE and PASA trials, as well as the trials for the lung, colorectal and breast cancer technologies;

•	a decrease of $20,000 in legal fees on intellectual property; and
•	a decrease of $95,000 in subcontract research due to the completion of the development of the second-generation spectrometer.

Total research and development expenditures for the nine months ended September 30, 2006 and 2005 amounted to $3,826,000 and $2,309,000, respectively. As a result of the completion of enrolment in the above-noted trials, clinical trial costs are expected to continue to diminish for the balance of 2006 and into 2007.

General and administration expenses amounted to $499,000 for Q3 2006 compared with $590,000 in Q3 2005, a decrease of $91,000. For the nine months ended September 30, 2006, general and administration expenses amounted to $1,765,000 compared to $2,125,000 in 2005, a decrease of $360,000.

Interest on convertible debentures amounted to $172,000 in Q3 2006 compared with $55,000 in Q3 2005. Based on the debenture issue date of August 30, 2005, the Q3 2005 expense only reflected one month’s expense. For the nine months ended September 30, 2006, interest amounted to $510,000 compared with $55,000 for the corresponding period in 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or common shares. The interest expenses for Q2 and Q3 2006 were paid in common shares, of which

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31,065 and 1,450 respectively were issued during Q3 2006 and 60,598 were issued subsequent to the quarter, on October 5, 2006.

Imputed interest for the three and nine months ended September 30, 2006 amounted to $204,000 and $609,000, respectively, compared with $63,000 for the corresponding periods in 2005. As mentioned above, the Q3 2005 expense only reflects one month’s expense. This is a non-cash expense and represents the fair value of the warrants and equity conversion features of the debentures, amortized over the life of the debentures.

Amortization expenses for equipment and acquired technology for Q3 2006 amounted to $45,000 compared with $54,000 for Q3 2005. For the nine months ended September 30, 2006 and 2005, amortization amounted to $135,000 and $160,000, respectively. Purchases of capital assets amounted to $23,000 during 2006 compared with $117,000 in 2005.

Amortization of deferred financing fees related to the convertible debentures amounted to $33,000 in Q3 2006 ($98,000 for the nine months ended September 30, 2006) compared with $13,000 in Q3 2005. The financing fees are being amortized over the life of the convertible debentures.

The loss on foreign exchange for the three months ended September 30, 2006 amounted to $5,000 compared with a gain of $22,000 for the corresponding period in 2005. Included in the loss for Q3 2006 is $8,000 resulting from the effects of foreign exchange on the convertible debentures which are repayable in U.S. dollars. It is partially offset during the quarter by a gain on the revaluation of investments held in U.S. dollars, amounting to $3,000. For the nine months ended September 30, 2006 and 2005, the gain on foreign exchange amounted to $211,000 and $35,000, respectively.

Refundable scientific investment tax credits (“ITCs”) accrued for Q3 2006 amounted to $45,000 versus $70,000 for Q3 2005. The difference arose from the relative timing of eligible expenditures. For the nine months ended September 30, 2006 and 2005, the ITC revenue amounted to $175,000 and $168,000, respectively.

Interest income amounted to $56,000 for Q3 2006 compared with $36,000 for Q3 2005 as a result of higher cash balances resulting from the proceeds of the convertible debentures. For the nine months ended September 30, 2006 and 2005, interest income amounted to $213,000 and $87,000, respectively.

As at September 30, 2006, PreMD had cash, cash equivalents and short-term investments totaling $4,287,000 ($8,679,000 as at December 31, 2005). The Company invests its funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q3 2006 amounted to $1,608,000 compared with $1,180,000 in Q3 2005, the increase resulting from the reduction in accounts payable from Q2 2006.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that clinical trial expenses will be reduced dramatically for the balance of 2006 and for 2007 and that, based on historic cash expenditures and the current expectation of further revenues from product sales, its existing cash resources together with the ITC receivable of $375,000 will be sufficient to meet its current operating and capital requirements. As a result of the

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pending termination of the agreement with McNeil, the Company is currently developing a new business plan for the distribution of the PREVU* Skin Sterol Tests.

Conference Call and Webcast
PreMD will hold a conference call and webcast tomorrow, November 9, 2006, at 9:00 a.m. ET. To access the conference call, please dial 1-800-732-1073. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until November 16, 2006, please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 21209075#.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

*Trademark

For more information, please contact:
Ron Hosking
Vice President Finance & CFO
T : (416) 222-3449
rhosking@premdinc.com

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PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]

As at September 30, 2006 and December 31, 2005
Unaudited

	September 30,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	68,641	773,199
Short-term investments	4,218,743	7,905,883
Accounts receivable	501,464	881,891
Inventory	34,498	36,306
Prepaid expenses and other receivables	104,164	317,264
Investment tax credits receivable	375,000	200,000
Total current assets	5,302,510	10,114,543
Deferred financing fees, net of accumulated amortization of $140,706 (2005 - $43,059)	380,078	477,725
Capital assets, net of accumulated amortization of $813,187 (2005 - $721,784)	341,891	410,636
Acquired technology, net of accumulated amortization of $900,514 (2005 - $856,970)	246,742	290,286
	6,271,221	11,293,190

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	212,312	291,125
Accrued liabilities	770,171	655,113
Current portion of deferred revenue	2,374,125	311,915
Total current liabilities	3,356,608	1,258,153
Convertible debentures (note 3)	5,763,542	5,893,340
Deferred revenue	─	2,297,400
Total liabilities	9,120,150	9,448,893

Shareholders' equity (deficiency)
Capital stock (note 5)	25,087,715	24,449,826
Contributed surplus (note 5)	2,233,370	1,840,979
Equity component of convertible debentures (note 3)	2,279,008	2,393,145
Warrants	1,373,718	1,373,718
Deficit	(33,822,740)	(28,213,371)
Total shareholders' equity (deficiency)	(2,848,929)	1,844,297
	6,271,221	11,293,190

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PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[In Canadian dollars]

Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	$	$	$	$

REVENUE
Product sales	1,381	39,902	6,513	384,962
License revenue	576,995	79,698	733,670	234,504
	578,376	119,600	740,183	619,466
Cost of product sales	1,140	57,523	5,523	388,074
Gross Profit	577,236	62,077	734,660	231,392

EXPENSES
Research and development	840,505	861,488	3,826,029	2,309,062
General and administration	499,098	590,038	1,764,963	2,124,950
Interest on convertible debentures	172,243	54,921	510,380	54,921
Imputed interest on convertible debentures	204,445	62,873	608,577	62,873
Amortization	77,662	64,611	232,594	170,622
Loss (gain) on foreign exchange	4,505	(21,837)	(210,538)	(34,884)
	1,798,458	1,612,094	6,732,005	4,687,544

RECOVERIES AND OTHER INCOME
Investment tax credits	45,000	70,000	175,000	167,923
Interest	56,047	36,076	212,976	87,349
	101,047	106,076	387,976	255,272
Net loss for the period	(1,120,175)	(1,443,941)	(5,609,369)	(4,200,880)

Deficit, beginning of period	(32,702,565)	(25,980,605)	(28,213,371)	(23,223,666)
Deficit, end of period	(33,822,740)	(27,424,546)	(33,822,740)	(27,424,546)

Basic and diluted loss per share	$(0.05)	$(0.07)	$(0.26)	$(0.20)

Weighted average number of common shares outstanding	21,685,656	21,534,414	21,601,763	21,467,882

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PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,120,175)	(1,443,941)	(5,609,369)	(4,200,880)
Add items not involving cash
Amortization	77,662	66,791	232,594	172,802
Stock compensation costs included in:
Research and development expense	27,510	30,821	122,229	119,264
General and administration expense	43,881	82,453	287,093	364,480
Imputed interest on convertible debentures	204,445	62,873	608,577	62,873
Interest on convertible debentures paid in stock	64,815	─	144,517	─
Add (deduct) gain on foreign exchange	4,505	(21,837)	(210,538)	(34,884)
Net change in non-cash working capital balances related to operations (note 6)	(834,448)	109,414	462,085	(335,325)
Decrease in deferred revenue	(76,598)	(66,694)	(235,190)	(220,144)
Cash used in operating activities	(1,608,403)	(1,180,120)	(4,198,002)	(4,071,814)

INVESTING ACTIVITIES
Short-term investments	1,582,645	(6,556,846)	3,464,549	(3,911,229)
Purchase of capital assets	(1,743)	(951)	(22,658)	(116,727)
Cash provided by (used in) investing activities	1,580,902	(6,557,797)	3,441,891	(4,027,956)

FINANCING ACTIVITIES
Issuance of convertible debentures	─	9,827,616	─	9,827,616
Financing fees	─	(852,825)	─	(852,825)
Issuance of capital stock, net of issue costs	─	─	─	198,400
Cash provided by financing activities	─	8,974,791	─	9,173,191
Effect of exchange rate changes on cash and cash equivalents	5,341	(35,510)	51,553	(36,354)

Net increase (decrease) in cash and cash equivalents during the period	(22,160)	1,201,364	(704,558)	1,037,067
Cash and cash equivalents
- Beginning of period	90,801	75,161	773,199	239,458
- End of period	68,641	1,276,525	68,641	1,276,525

Represented by
Cash	68,641	1,276,525	68,641	1,276,525
	68,641	1,276,525	68,641	1,276,525

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